FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

21 February 2023

HSBC HOLDINGS PLC

2022 RESULTS - HIGHLIGHTS

Noel Quinn, Group Chief Executive, said:

"2022 was another good year for HSBC. We completed the first phase of our transformation and our international connectivity is now underpinned by good, broad-based profit generation around the world. This contributed to a strong overall financial performance. We are on track to deliver higher returns in 2023 and have built a platform for further value creation. With the delivery of higher returns, we will have increased distribution capacity, and we will also consider a special dividend once the sale of HSBC Canada is completed."

2022 financial performance (vs 2021)

●     Reported profit before tax fell by $1.4bn to $17.5bn, including an impairment on the planned sale of our retail banking operations in France of $2.4bn. Adjusted profit before tax increased by $3.4bn to $24.0bn. Reported profit after tax increased by $2.0bn to $16.7bn, including a $2.2bn credit arising from the recognition of a deferred tax asset.

●     Reported revenue increased by 4% to $51.7bn, driven by strong growth in net interest income, with increases in all of our global businesses, and higher revenue from Global Foreign Exchange in Global Banking and Markets ('GBM'). This was in part offset by a $3.1bn adverse impact of foreign currency translation differences, the impairment on the planned sale of our retail banking operations in France and adverse movements in market impacts in insurance manufacturing in Wealth and Personal Banking ('WPB'). In addition, fee income fell in both WPB and GBM. Adjusted revenue increased by 18% to $55.3bn.

●     Net interest margin ('NIM') of 1.48% increased by 28 basis points ('bps'), reflecting interest rate rises.

●     Reported expected credit losses and other credit impairment charges ('ECL') were $3.6bn, including allowances to reflect increased economic uncertainty, inflation, rising interest rates and supply chain risks, as well as the ongoing developments in mainland China's commercial real estate sector. These factors were in part offset by the release of most of our remaining Covid-19-related reserves. This compared with releases of $0.9bn in 2021. ECL charges were 36bps of average gross loans and advances to customers.

●     Reported operating expenses decreased by $1.3bn or 4% to $33.3bn, reflecting the favourable impact of foreign currency translation differences of $2.2bn and ongoing cost discipline, which were in part offset by higher restructuring and other related costs, increased investment in technology and inflation. Adjusted operating expenses increased by $0.4bn or 1.2% to $30.5bn, including a $0.2bn adverse impact from retranslating the 2022 results of hyperinflationary economies at constant currency.

●     Customer lending balances fell by $121bn on a reported basis. On an adjusted basis, lending balances fell by $66bn, reflecting an $81bn reclassification of loans, primarily relating to the planned sale of our retail banking operations in France and the planned sale of our banking business in Canada, to assets held for sale. Growth in mortgage balances in the UK and Hong Kong mitigated a reduction in term lending in Commercial Banking ('CMB') in Hong Kong.

●     Common equity tier 1 ('CET1') capital ratio of 14.2% reduced by 1.6 percentage points, primarily driven by a decrease of a 0.8 percentage point from new regulatory requirements, a reduction of a 0.7 percentage point from the fall in the fair value through other comprehensive income ('FVOCI') and a 0.3 percentage point fall from the impairment following the reclassification of our retail banking operations in France to held for sale. Capital generation was mostly offset by an increase in risk-weighted assets ('RWAs') net of foreign exchange translation movements.

●     The Board has approved a second interim dividend of $0.23 per share, making a total for 2022 of $0.32 per share.

4Q22 financial performance (vs 4Q21)

●     Reported profit before tax up $2.5bn to $5.2bn, reflecting strong reported revenue growth and lower reported operating expenses, while reported ECL increased. Adjusted profit before tax up 92% to $6.8bn. Reported profit after tax up $2.9bn to $4.9bn.

●     Reported revenue up 24% to $14.9bn, due to strong growth in net interest income and an increase in revenue from Markets and Securities Services ('MSS'), partly offset by the adverse impact of foreign currency translation differences. Adjusted revenue up 38% to $15.4bn.

●     Reported ECL were $1.4bn in 4Q22 and included stage 3 charges relating to exposures in the mainland China commercial real estate sector, as well as corporate exposures in the UK. This compared with charges of $0.5bn in 4Q21.

●     Reported operating expenses down 6% to $8.9bn due to the favourable impact of foreign currency translation differences and ongoing cost discipline, which more than offset increases in technology investment and performance-related pay. Adjusted operating expenses up 2% to $7.8bn.

Outlook

●     The impact of our growth and transformation programmes, as well as higher global interest rates, give us confidence in achieving our return on average tangible equity ('RoTE') target of at least 12% for 2023 onwards.

●     Our revenue outlook remains positive. Based on the current market consensus for global central bank rates, we expect net interest income of at least $36bn in 2023 (on an IFRS 4 basis and retranslated for foreign exchange movements). We intend to update our net interest income guidance at or before our first quarter results to incorporate the expected impact of IFRS 17 'Insurance Contracts'.

●     While we continue to use a range of 30bps to 40bps of average loans for planning our ECL charge over the medium to long term, given current macroeconomic headwinds, we expect ECL charges to be around 40bps in 2023 (including lending balances transferred to held for sale). We note recent favourable policy developments in mainland China's commercial real estate sector and continue to monitor events closely.

●     We retain our focus on cost discipline and will target 2023 adjusted cost growth of approximately 3% on an IFRS 4 basis. This includes up to $300m of severance costs in 2023, which we expect to generate further efficiencies into 2024. There may also be an incremental adverse impact from retranslating the 2022 results of hyperinflationary economies at constant currency.

●     We expect to manage the CET1 ratio within our medium-term target range of 14% to 14.5%. We intend to continue to manage capital efficiently, returning excess capital to shareholders where appropriate.

●     Given our current returns trajectory, we are establishing a dividend payout ratio of 50% for 2023 and 2024, excluding material significant items, with consideration of buy-backs brought forward to our first quarter results in May 2023, subject to appropriate capital levels. We also intend to revert to paying quarterly dividends from the first quarter of 2023.

●     Subject to the completion of the sale of our banking business in Canada, the Board's intention is to consider the payment of a special dividend of $0.21 per share as a priority use of the proceeds generated by completion of the transaction. A decision in relation to any potential dividend would be made following the completion of the transaction, currently expected in late 2023, with payment following in early 2024. Further details in relation to record date and other relevant information will be published at that time. Any remaining additional surplus capital is expected to be allocated towards opportunities for organic growth and investment alongside potential share buy-backs, which would be in addition to any existing share buy-back programme.

Key financial metrics

	For the year ended
Reported results	2022	2021	2020
Reported profit before tax ($m)	17,528	18,906	8,777
Reported profit after tax ($m)	16,670	14,693	6,099
Cost efficiency ratio (%)	64.4	69.9	68.3
Net interest margin (%)	1.48	1.20	1.32
Basic earnings per share ($)	0.75	0.62	0.19
Diluted earnings per share ($)	0.74	0.62	0.19
Dividend per ordinary share (in respect of the period) ($)	0.32	0.25	0.15
Dividend payout ratio (%)1	44	40	79
Alternative performance measures
Adjusted profit before tax ($m)	24,010	20,603	11,695
Adjusted cost efficiency ratio (%)	55.0	64.0	62.3
Expected credit losses and other credit impairment charges ('ECL') as % of average gross loans and advances to customers (%)	0.36	(0.08)	0.87
Expected credit losses and other credit impairment charges ('ECL') as % of average gross loans and advances to customers, including held for sale (%)2	0.35	(0.08)	0.87
Return on average ordinary shareholders' equity (%)	8.7	7.1	2.3
Return on average tangible equity (%)	9.9	8.3	3.1

	At 31 December
Balance sheet	2022	2021	2020
Total assets ($m)	2,966,530	2,957,939	2,984,164
Net loans and advances to customers ($m)	924,854	1,045,814	1,037,987
Customer accounts ($m)	1,570,303	1,710,574	1,642,780
Average interest-earning assets ($m)	2,203,639	2,209,513	2,092,900
Loans and advances to customers as % of customer accounts (%)	58.9	61.1	63.2
Total shareholders' equity ($m)	187,484	198,250	196,443
Tangible ordinary shareholders' equity ($m)	149,355	158,193	156,423
Net asset value per ordinary share at period end ($)	8.50	8.76	8.62
Tangible net asset value per ordinary share at period end ($)	7.57	7.88	7.75
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)3	14.2	15.8	15.9
Risk-weighted assets ($m)3,4	839,720	838,263	857,520
Total capital ratio (%)3,4	19.3	21.2	21.5
Leverage ratio (%)3,4	5.8	5.2	5.5
High-quality liquid assets (liquidity value) ($bn)4,5	647	688	678
Liquidity coverage ratio (%)4,5	132	139	139
Net stable funding ratio (%)4,5	136	N/A	N/A
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)	19,739	20,073	20,184
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	19,876	20,189	20,272
Average basic number of $0.50 ordinary shares outstanding (millions)	19,849	20,197	20,169

For reconciliations of our reported results to an adjusted basis, including lists of significant items, see page 109 of the Annual Report and Accounts 2022. Definitions and calculations of other alternative performance measures are included in our 'Reconciliation of alternative performance measures' on page 128 of the Annual Report and Accounts 2022.

1     Dividend per share, in respect of the period, as a percentage of earnings per share adjusted for certain items (recognition of certain deferred tax assets: $0.11 reduction in EPS; planned sales of the retail banking operations in France and banking business in Canada: $0.09 increase in EPS). No items were adjusted in 2021 or 2020.
2     Includes average gross loans and advances to customers reported within 'assets held for sale'.
3     Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. These include the regulatory transitional arrangements for IFRS 9 'Financial Instruments', which are explained further on page 208 of the Annual Report and Accounts 2022. Leverage ratios are reported based on the disclosure rules in force at that time, and include claims on central banks. Current period leverage metrics exclude central bank claims in accordance with the UK leverage rules that were implemented on 1 January 2022. References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK's version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
4     Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we will restate in subsequent periods.
5     The liquidity coverage ratio is based on the average value of the preceding 12 months. The net stable funding ratio is based on the average value of four preceding quarters. December 2021 LCR has been restated for consistency. We have not restated the prior periods for NSFR as no comparatives are available.

Highlights

	Year ended 31 Dec
	2022	2021
	$m	$m
Reported
Revenue1	51,727	49,552
ECL	(3,592)	928
Operating expenses	(33,330)	(34,620)
Share of profit in associates and joint ventures	2,723	3,046
Profit before tax	17,528	18,906
Adjusted2
Revenue1,3	55,345	47,020
ECL	(3,592)	754
Operating expenses	(30,466)	(30,104)
Share of profit in associates and joint ventures	2,723	2,933
Profit before tax	24,010	20,603
Significant items affecting adjusted performance
Revenue
Customer redress programmes	8	11
Disposals, acquisitions and investment in new businesses3	(2,799)	-
Fair value movements on financial instruments4	(579)	(242)
Restructuring and other related costs5	(248)	(307)
Operating expenses
Customer redress programmes	31	(49)
Disposals, acquisitions and investment in new businesses	(18)	-
Impairment of goodwill and other intangibles	4	(587)
Restructuring and other related costs	(2,881)	(1,836)
1     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2     Adjusted performance is computed by adjusting reported results for the year-on-year effects of foreign currency translation differences and significant items which distort year-on-year comparisons.
3     Includes losses from classifying businesses as held for sale as part of a broader restructuring of our European business, of which $2.4bn relates to the planned sale of the retail banking operations in France.
4     Includes fair value movements on non-qualifying hedges and debit valuation adjustments on derivatives.
5     Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

Statement by Mark E Tucker, Group Chairman

At the start of 2022, the ongoing impact of Covid-19 was the most dominant factor within the external environment. While further outbreaks in Hong Kong and mainland China significantly impacted economic growth, the Russia-Ukraine war and rising inflation and interest rates had an even greater impact on the global economy in 2022. They are also likely to continue to have a greater economic impact than the pandemic in 2023, as we are already seeing with a cost of living crisis affecting many of our customers and colleagues.

Strong financial performance and higher capital distributions

We supported our customers through the challenges that they faced at the same time as executing our strategic plan. The first phase of our transformation is now complete. The work that we have done has enabled us to emerge from the pandemic a stronger bank, better aligned to the international needs of our customers.

The reshaping of our portfolio continued with the announcement of the planned sale of our banking business in Canada. We continued to develop our Wealth capabilities, especially in Asia, and this strategy gained traction in 2022. Our increased investment in technology has improved the customer experience and made our processes more efficient. Meanwhile, we continued to support our clients to transition to net zero, and also took further important steps towards our ambition of aligning our financed emissions to net zero by 2050. Given the urgency of today's global energy crisis, it is now even more important that we continue to actively engage our clients on how they intend to prepare their businesses for a low-carbon future.

In 2022, reported profit before tax was $17.5bn, a decrease of $1.4bn compared with 2021 due to the $2.4bn impairment on the planned sale of our French retail banking operations. Adjusted profit before tax was $24.0bn, an increase of $3.4bn on last year. All of our businesses grew profits in 2022, and we maintained our strong capital, funding and liquidity positions.

As we signalled at our interim results, we are committed to ensuring our shareholders share the benefits of our improved performance. The Board approved a second interim dividend for 2022 of $0.23 per share, bringing the full year dividend for 2022 to $0.32 per share. We are establishing a dividend payout ratio of 50% of reported earnings per share for 2023 and 2024, excluding material significant items, and we aim to restore the dividend to pre-Covid-19 levels as soon as possible. We also intend to return to paying quarterly dividends from the start of 2023.

Subject to completion of the planned sale of our banking business in Canada, the Board's intention is to consider the payment of a special dividend of $0.21 per share as a priority use of the proceeds generated. A decision in relation to any potential dividend would be made following the completion of the transaction, currently expected in late 2023, with payment following in early 2024. Any remaining additional surplus capital is expected to be allocated towards opportunities for organic growth and investment alongside share buy-backs, which would be in addition to any existing share buy-back programme.

Board operations

In 2022, the Board met in person in London, Hong Kong, New York and Riyadh - on each occasion also undertaking a wide range of engagements with clients, colleagues, government officials and regulators. The importance of engaging with our teams was also underlined by the appointment of José (Pepe) Meade as Board member with specific responsibility for employee liaison. At the same time as holding some in-person meetings, the continued use of virtual meetings enabled us to retain the benefits of greater efficiency and reduced costs.

At the 2022 Annual General Meeting, Irene Lee and Pauline van der Meer Mohr stepped down from the Board. I am enormously grateful to them for their important and valuable contributions to the Board, the committees and the subsidiary entities on which they have served. Irene remains an independent non-executive Director of The Hongkong and Shanghai Banking Corporation Limited and independent non-executive chair of Hang Seng Bank Limited. Geraldine Buckingham joined the Board as an independent non-executive Director on 1 May.

Following Ewen Stevenson's departure, Georges Elhedery became Group Chief Financial Officer and joined the Board on 1 January 2023. On behalf of the Board, I would like to again thank Ewen for all that he has done for the bank. His leadership, financial expertise and operational rigour have been invaluable to HSBC, and he leaves with our very best wishes.

We also recently announced some changes to the Board. Kalpana Morparia will join the Board as an independent non-executive Director on 1 March. Jack Tai will retire from the Board at the conclusion of the 2023 AGM, and will be succeeded as Chair of the Group Risk Committee by Jamie Forese. Jack has made a significant and important contribution during his time on the Board, particularly in the strengthening of risk and conduct governance and oversight through a period of major change.  We wish him very well in his future endeavours.

Noel and I were delighted to meet face-to-face with our loyal Hong Kong shareholders at our Informal Shareholders Meeting in August. We have always greatly valued their feedback and engagement, and this meeting was as well attended as ever. We were pleased to discuss how our business has performed, our continued support of Hong Kong, and our commitment to growing shareholder value. We look forward to continuing these discussions in person in 2023.

Our strategy is working

There were reports over the course of last year about ideas for alternative structures for HSBC. The Board has been fully engaged in examining these alternatives in depth, with the benefit of independent third-party financial and legal advice. It has been, and remains, our judgement that alternative structural options would not deliver increased value for shareholders. Rather, they would have a material negative impact on value.

For 157 years, we have followed trade and investment flows to support our customers as they fulfil their financial ambitions. We have used our experience, expertise and relationships to help our customers to navigate the world.

Today, we remain steadfastly focused on our core purpose of 'opening up a world of opportunity'. Our model is particularly relevant to individuals and companies of all sizes whose financial ambitions span multiple countries and regions. Very few, if any, other banks can rival our ability to connect capital, ideas and people through a global network that facilitates the international access and collaboration required to succeed in today's world.

Our performance in 2022 demonstrates that our current strategy is working and improving returns. We are also confident that it will deliver good returns for our shareholders over the coming years. The Board and management team are fully focused on delivering it.

An uneven macroeconomic outlook

We will need to maintain this focus against an uneven macroeconomic outlook. The pandemic, high inflation and interest rates, and the Russia-Ukraine war all have implications for the global economy, including volatility in markets, supply chain disruption, pressure on small and medium-sized business and squeezes on the cost of living. Different economies also now face different challenges and have different opportunities in 2023.

China's reopening and package of measures to stabilise the property market should provide a significant boost for its economy and the global economy, albeit with some near-term volatility. Our economists forecast China's GDP will grow 5% in 2023. The reopening of the border means that Hong Kong, and the entire Greater Bay Area, are likely to be major beneficiaries, and I expect to see a strong recovery.

More broadly, Asia as a whole has proven resilient and there is the prospect of a strong rebound later in the year. Virtually all economies in the region have now recovered the output losses incurred during the pandemic and are above 2019 levels.

The Middle East economies enjoyed a strong 2022, and we expect this momentum to continue in 2023 on the back of the important reforms underway to transform, diversify and grow the region's economies. We see strong and growing demand to connect clients in the Middle East with Asia's economies, and vice versa.

In contrast, Europe, including the UK, face challenges from higher energy prices fuelling inflation and necessitating higher interest rates, driven in part by the Russia-Ukraine war. All of these factors are contributing to a cost of living crisis and more economic uncertainty. We expect that any recession, if there is one at all, will be relatively shallow.

The US economy is proving resilient and a hard landing appears unlikely. Some economists believe that inflation may now have peaked in the US, and there is consensus that the US will avoid recession. I expect the US to make an important contribution to global GDP growth in 2023.

Overall, I am optimistic about the global economy in the second half of 2023, but there is still a high level of uncertainty due to the Russia-Ukraine war and recessionary fears may yet dominate much of the year ahead.

Navigating geopolitics remains challenging

The geopolitical environment remains challenging for our clients to navigate. There is sadly no end in sight to the Russia-Ukraine war. However, the West's relationship with China appears to be relatively stable. The renewed, constructive dialogue between President Xi and President Biden at the G20 in November was clearly important. While further US sanctions are expected this year, capital flows between China and the West increased during the pandemic, even with reciprocal tariffs in place. China is also taking an active approach to diplomatic engagement with European nations, including the UK. China's reopening will also allow for the resumption of face-to-face visits, which will support greater dialogue between China and important partners such as Germany, France and the UK. We also naturally continue to engage with governments around the world.

One of the key trends of the past three years has been supply chain disruption, due largely to a combination of geopolitics, pandemic and war-related factors. Businesses are seeking to build greater resilience into their supply chains, reduce their dependence on sole suppliers or regions, and take the opportunity to digitise. I expect these trends all to continue throughout 2023. HSBC's global network means we are well placed to adapt to regional diversification that takes place within supply chains.

Thank you to my colleagues

Finally, my colleagues have once again shown great dedication, energy and care in serving our customers and working together over the past year. They have exemplified our purpose of 'opening up a world of opportunity' and our core values. While we want to achieve even more in 2023 and beyond, I am very proud of what they achieved in 2022 - and I am extremely grateful to each of them.

Mark E Tucker
Group Chairman
21 February 2023

Review by Noel Quinn, Group Chief Executive

We have completed the first phase of our transformation. Our international connectivity is now underpinned by good, broad-based profit generation around the world. Our focus is now on continuing to grow our core business, while also capitalising on the new sources of value creation that we have built.

When we embarked on our transformation programme in February 2020, our aim was to address the fundamental issues that had contributed to a decade of low returns. It was clear to me that too much of our capital was being used inefficiently, too many of our businesses were loss-making and sub-scale, and too many of our clients were low returning and purely domestic in nature. Over the last three years, while responding to the challenges of the pandemic, we have structurally repositioned our businesses and operating model to achieve higher returns.

The most significant changes to our portfolio have been the exit and wind-down of non-strategic assets and clients in the Americas and Europe, and the investment in technology and in organic and inorganic growth in Asia, especially in Wealth and Personal Banking. We have completed the sale of our US mass market retail business, and announced the planned exit of our French retail banking operations and the planned sale of our banking business in Canada. We have also announced exits in other smaller businesses, including Greece and Russia. A key factor in assessing the strategic value of our businesses has been whether they capitalise on the distinct advantages that we have, especially those derived from our global network.

Our work to increase capital efficiency resulted in cumulative risk-weighted asset savings of $128bn by the end of 2022, in excess of our original target as we accelerated restructuring in the US and Europe. This enabled us to reallocate capital towards Asia and the Middle East.

Finally, we have transformed our cost base and restored tight cost discipline across the organisation. Our cost to achieve programme concluded at the end of 2022, but it enabled us to take multiple layers of inefficiency out of the business and embed changes that we expect to provide flow-through benefits for years to come.

Building a good platform for future growth

At the same time, we have invested in new sources of value creation that provide a good platform for future growth. Developing our capabilities in Wealth, particularly in Asia, has been a strategic priority as we have sought to diversify our revenues. We have done this organically through the build-out of our Pinnacle business in mainland China, and inorganically through the purchases of AXA Singapore and L&T Investment Management in India, by increasing our stake to 90% in HSBC Qianhai Securities, and by taking full ownership of our HSBC Life China insurance business. The traction that we are gaining in Wealth is reflected by the $80bn of net new invested assets that we attracted in 2022, $59bn of which were in Asia.

Our core purpose is 'opening up a world of opportunity' and that, in essence, is what we do by helping our personal and corporate customers to move money between countries and do business across borders. This is still the best way for us to create value, and what makes us a world leading bank for international and mid-market customers. We are the number one trade finance bank, and trade revenue was up 13% in 2022, surpassing the good level of growth in the previous year. Trade also increased in all regions.

We are also one of the leading global foreign exchange houses and a leading payments company globally, with over $600tn of payments processed in 2022. Our global connectivity has made international our fastest-growing revenue segment in Wealth and Personal Banking. Products like Global Money and our Wealth platforms are specifically designed to meet the international needs of our retail and wealth customers. These customers also provide around double the average revenue of domestic-only customers.

The difference compared with three years ago is that our international connectivity is now underpinned by good broad-based profit generation around the world. Already the leading bank in Hong Kong, we gained market share last year in key products including customer deposits, insurance and trade finance. We are also the leading foreign bank in mainland China by revenue and are pleased to have received seven main licence approvals since 2020. Our business in India delivered $0.9bn of profit before tax last year and facilitated the equivalent of around 9% of India's exports. In the Middle East, we delivered $1.8bn of profits and were the number one bank in capital markets league tables. HSBC UK delivered $5bn of profits and was the number one bank for trade finance, while our non-ring-fenced bank in Europe delivered $2.1bn of profits and around 35% of its client business was booked outside the region. Our US business has now had nine consecutive quarters of profitability after its turnaround, while our business in Mexico delivered a return on tangible equity of 18%.

The cost savings that we have made have been reinvested in technology, which has in turn enabled us to change the way we operate as a business. Technology spending was 19% higher in 2022 than in 2019. Much of this investment has been used to rebuild and upgrade platforms, which we have then rolled out globally. Our upgraded mobile banking app is available in 24 markets and has around 13 million active users, while our upgraded digital trade finance platform has been rolled out in the UK and Hong Kong, ensuring that market-leading businesses are well positioned for the next 10 years. In 2022, we launched HSBC Orion, our new proprietary tokenisation platform using blockchain technology for bond issuances. We're also partnering with fintechs around the world to use their capabilities in our products. Finally, we are investing in greater automation, which we expect to reap the benefits from for years to come.

Empowering our people has underpinned everything that we have achieved over the past three years - and it will underpin the next phase of our strategy too. Reducing management layers has helped to increase our speed and agility. In our last staff survey, the number of colleagues who report that work processes allow them to work efficiently was 6 percentage points above the sector benchmark. Confidence within the organisation has also increased. 77% of colleagues told us they are confident about our future, which is 3 percentage points up on 2021. We have continued to make steady progress against our medium-term targets on gender and ethnicity representation, while the number of hours that colleagues spent learning about digital and data, and sustainability also increased by 13% last year, underlining the importance of these critical future skills.

The transition to net zero will offer increasingly significant commercial opportunities in the future. We have continued to make good progress towards our ambition of providing and facilitating $750bn to $1tn of sustainable financing and investment by 2030. At the end of 2022, the cumulative total for sustainable financing and investment since 2020 had reached more than $210bn. We published an updated energy policy, which commits us to no longer provide new finance or advisory services for the specific purpose of projects pertaining to new oil and gas fields and related infrastructure whose primary use is in conjunction with new fields. As per our policy, we will continue to provide finance to maintain supplies of oil and gas in line with declining current and future global demand, while accelerating our activities in support of clean energy. We have also set interim 2030 targets for on-balance sheet financed emissions for eight sectors. These include six sectors for which we have reported 2019 and 2020 emissions. We recognise that methodologies and data for measuring emissions will continue to evolve, and our own disclosures will therefore continue to develop as a result. In 2023, we will publish our first bank-wide climate transition plan.

Strong overall financial performance in 2022

The progress that we have made transforming HSBC and investing in growth has helped to drive an improved financial performance in 2022. A strong net interest income performance reflected higher global interest rates, but there was also good underlying growth across the business in key areas, particularly those linked to our international network.

Overall, the Group delivered $17.5bn of reported profit before tax, which was $1.4bn lower than in 2021. This was due to a net expected credit loss charge of $3.6bn compared with a net release of $0.9bn last year, as well as the impairment of $2.4bn relating to the planned sale of our retail banking operations in France. Adjusted profit before tax was $24bn, up $3.4bn.

Adjusted revenue was 18% higher than the same period last year, as net interest income grew strongly in all of our global businesses. There was also a strong performance in Global Foreign Exchange. Our reported return on tangible equity for 2022 was 9.9%. Excluding significant items, we delivered a return on tangible equity of 11.6%.

There was a good performance across our global businesses. In Commercial Banking, adjusted profit before tax was up by 24% to $7.7bn, driven by revenue increases across all products and in all regions, most notably Asia and the UK. Within this, Global Payments Solutions revenue grew by 104% on the back of higher interest rates, while trade revenue was up 14% with growth in all regions.

Global Banking and Markets delivered adjusted profit before tax of $5.4bn, up 8% compared with 2021. Global Payments Solutions was again the main driver, with 119% growth in net interest income from higher interest rates, and a strong performance in Global Foreign Exchange. In Wealth and Personal Banking, adjusted profit before tax of $8.5bn was 27% higher than 2021. Net interest income growth drove a good performance in Personal Banking, while there was also balance sheet growth in the UK, Asia outside Hong Kong, and Mexico.

We restricted adjusted cost growth to 1% in 2022 as a result of the significant cost-saving actions that we have taken. This represents a good outcome given the high inflation environment. After good capital generation in the fourth quarter, our CET1 ratio at the end of 2022 was 14.2% and back within our target range of 14% to 14.5%. We are able to pay a second interim dividend of $0.23 per share, bringing the total 2022 dividend to $0.32 per share.

Improved returns and substantial distribution capacity

We are firmly on track to achieve our target of a return on tangible equity of at least 12% from 2023 onwards. We have built up a good level of expected credit loss provisions, and we also expect the headwinds associated with macroeconomic uncertainty and the ongoing challenges within the China commercial real estate sector to subside, enabling expected credit losses to start to normalise.

There will be no easing off at all on costs. Our cost to achieve programme has now ended, but we will continue to seek and find opportunities to create efficiencies that will deliver sustainable cost savings in future years. We are now considering up to $300m of additional costs for severance in 2023. These costs will need to be reported in our costs line. Taking this into account, we will aim for approximately 3% cost growth in 2023. Tight cost discipline will remain a priority for the whole Group.

As a result of the improving quality of our returns, we are establishing a dividend payout ratio of 50% of reported earnings per share for 2023 and 2024, excluding material significant items. We will aim to restore the dividend to pre-Covid-19 levels as soon as possible. We also intend to revert to paying quarterly dividends from the start of 2023. Given the capital generation at the end of 2022, we will bring forward the consideration of buy-backs to the announcement of our results for the first quarter of 2023.

Finally, subject to the completion of the sale of our banking business in Canada, I am pleased that the Board will consider payment of a special dividend of $0.21 per share in early 2024 as a priority use of the surplus capital generated by the transaction. We understand the importance of dividends to our shareholders and expect them to benefit from improved capital distributions ahead.

My colleagues are getting it done

I would like to end by thanking my colleagues around the world. Over the last three years, they have managed a period of substantial change, embraced the opportunities that our transformation has presented and gone the extra mile to support our customers - all while living through a global pandemic. More recently, there have also been the Russia-Ukraine war, the real-life financial strains caused by high inflation and the devastating earthquakes in Türkiye for them to deal with. We have only made the progress that we have because of their efforts. They are exemplifying our value of getting it done, and I am proud to lead them.

Overall, 2022 was another good year for HSBC. We completed the first phase of our transformation and our international connectivity is now underpinned by good, broad-based profit generation around the world. This contributed to a strong overall financial performance. We are on track to deliver higher returns in 2023 and have built a platform for further value creation. With the delivery of higher returns, we will have increased distribution capacity, and we will also consider a special dividend once the sale of HSBC Canada is completed.

Noel Quinn
Group Chief Executive
21 February 2023

Financial summary

	Year ended 31 December
	2022	2021
	$m	$m
For the year
Profit before tax	17,528	18,906
Profit attributable to:
- ordinary shareholders of the parent company	14,822	12,607
Dividends paid on ordinary shares	5,330	4,480
	At 31 December
	2022	2021
	$m	$m
Total shareholders' equity	187,484	198,250
Total regulatory capital	162,423	177,786
Customer accounts	1,570,303	1,710,574
Total assets	2,966,530	2,957,939
Risk-weighted assets	839,720	838,263

Per ordinary share	$	$
Basic earnings per share	0.75	0.62
Dividend per ordinary share (in respect of the period)	0.32	0.25
Dividends per ordinary share (paid in the period)	0.27	0.22
Net asset value per ordinary share at period end1	8.50	8.76
Tangible net asset value per ordinary share at period end2	7.57	7.88

Share information
Number of $0.50 ordinary shares in issue (millions)	20,294	20,632
Basic number of $0.50 ordinary shares outstanding (millions)	19,739	20,073
Basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	19,876	20,189
1     The definition of net asset value per ordinary share is total shareholders' equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue, excluding own shares held by the company, including those purchased and held in treasury.
2     The definition of tangible net asset value per ordinary share is total ordinary shareholders' equity excluding goodwill, PVIF and other intangible assets (net of deferred tax), divided by the number of basic ordinary shares in issue, excluding own shares held by the company, including those purchased and held in treasury.

Distribution of results by global business

Adjusted profit before tax
	Year ended 31 Dec
	2022		2021
	$m	%	$m	%
Wealth and Personal Banking	8,533	35.5	6,721	32.6
Commercial Banking	7,716	32.1	6,210	30.1
Global Banking and Markets	5,445	22.7	5,045	24.5
Corporate Centre	2,316	9.7	2,627	12.8
Profit before tax	24,010	100.0	20,603	100.0

Distribution of results by geographical region

Reported profit/(loss) before tax
	Year ended 31 Dec
	2022		2021
	$m	%	$m	%
Europe	(415)	(2.4)	3,779	20.0
Asia	13,724	78.3	12,249	64.8
Middle East and North Africa	1,700	9.7	1,423	7.5
North America	1,666	9.5	1,374	7.3
Latin America	853	4.9	81	0.4
Profit before tax	17,528	100.0	18,906	100.0

HSBC adjusted profit before tax and balance sheet data

	2022
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges1	24,367	16,215	15,359	(596)	55,345
- external	21,753	16,715	19,598	(2,721)	55,345
- inter-segment	2,614	(500)	(4,239)	2,125	-
of which: net interest income/(expense)	18,137	11,867	5,303	(2,706)	32,601
Change in expected credit losses and other credit impairment recoveries	(1,137)	(1,858)	(587)	(10)	(3,592)
Net operating income/(expense)	23,230	14,357	14,772	(606)	51,753
Total operating expenses	(14,726)	(6,642)	(9,325)	227	(30,466)
Operating profit/(loss)	8,504	7,715	5,447	(379)	21,287
Share of profit/(loss) in associates and joint ventures	29	1	(2)	2,695	2,723
Adjusted profit before tax	8,533	7,716	5,445	2,316	24,010
	%	%	%	%	%
Share of HSBC's adjusted profit before tax	35.5	32.1	22.7	9.7	100.0
Adjusted cost efficiency ratio	60.4	41.0	60.7	38.1	55.0
Adjusted balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	423,553	308,094	192,852	355	924,854
Interests in associates and joint ventures	508	15	108	28,623	29,254
Total external assets	889,450	606,698	1,321,076	149,306	2,966,530
Customer accounts	779,310	458,714	331,844	435	1,570,303
Adjusted risk-weighted assets2	182,850	334,763	233,582	88,525	839,720

	2021
Net operating income/(expense) before change in expected credit losses and other credit impairment charges1	20,963	12,538	13,982	(463)	47,020
- external	20,725	12,423	15,590	(1,718)	47,020
- inter-segment	238	115	(1,608)	1,255	-
of which: net interest income/(expense)	13,458	8,308	3,844	(716)	24,894
Change in expected credit losses and other credit impairment (charges)/recoveries	213	225	313	3	754
Net operating income/(expense)	21,176	12,763	14,295	(460)	47,774
Total operating expenses	(14,489)	(6,554)	(9,250)	189	(30,104)
Operating profit/(loss)	6,687	6,209	5,045	(271)	17,670
Share of profit in associates and joint ventures	34	1	-	2,898	2,933
Adjusted profit before tax	6,721	6,210	5,045	2,627	20,603
	%	%	%	%	%
Share of HSBC's adjusted profit before tax	32.6	30.1	24.5	12.8	100.0
Adjusted cost efficiency ratio	69.1	52.3	66.2	40.8	64.0
Adjusted balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	461,047	330,683	198,779	688	991,197
Interests in associates and joint ventures	489	12	116	27,469	28,086
Total external assets	888,028	586,392	1,157,327	174,073	2,805,820
Customer accounts	819,319	480,201	322,435	592	1,622,547
Adjusted risk-weighted assets2	170,089	313,272	226,938	89,280	799,579
1     Net operating income/(expense) before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2     Adjusted risk-weighted assets are calculated using reported risk-weighted assets adjusted for the effects of currency translation differences and significant items.

Consolidated income statement
for the year ended 31 December

	2022	2021
	$m	$m
Net interest income	32,610	26,489
- interest income1,2	55,059	36,188
- interest expense3	(22,449)	(9,699)
Net fee income	11,451	13,097
- fee income	15,213	16,788
- fee expense	(3,762)	(3,691)
Net income from financial instruments held for trading or managed on a fair value basis	10,469	7,744
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	(3,394)	4,053
Changes in fair value of designated debt and related derivatives4	(77)	(182)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	226	798
Gains less losses from financial investments	(3)	569
Net insurance premium income	12,825	10,870
Impairment loss relating to the planned sale of our retail banking operations in France5	(2,378)	-
Other operating income/(loss)6	(133)	502
Total operating income	61,596	63,940
Net insurance claims and benefits paid and movement in liabilities to policyholders	(9,869)	(14,388)
Net operating income before change in expected credit losses and other credit impairment charges	51,727	49,552
Change in expected credit losses and other credit impairment charges	(3,592)	928
Net operating income	48,135	50,480
Employee compensation and benefits	(18,366)	(18,742)
General and administrative expenses	(11,091)	(11,592)
Depreciation and impairment of property, plant and equipment and right-of-use assets7	(2,157)	(2,261)
Amortisation and impairment of intangible assets	(1,716)	(1,438)
Goodwill impairment	-	(587)
Total operating expenses	(33,330)	(34,620)
Operating profit	14,805	15,860
Share of profit in associates and joint ventures	2,723	3,046
Profit before tax	17,528	18,906
Tax expense	(858)	(4,213)
Profit for the year	16,670	14,693
Attributable to:
- ordinary shareholders of the parent company	14,822	12,607
- preference shareholders of the parent company	-	7
- other equity holders	1,213	1,303
- non-controlling interests	635	776
Profit for the year	16,670	14,693
	$	$
Basic earnings per ordinary share	0.75	0.62
Diluted earnings per ordinary share	0.74	0.62

1    Interest income includes $48,134m (2021: $30,916m) of interest recognised on financial assets measured at amortised cost and $6,386m (2021: $4,337m) of interest recognised on financial assets measured at fair value through other comprehensive income.
2    Interest income is calculated using the effective interest method and comprises interest recognised on financial assets measured at either amortised cost or fair value through other comprehensive income.
3    Interest expense includes $20,798m (2021: $8,227m) of interest on financial instruments, excluding interest on financial liabilities held for trading or designated or otherwise mandatorily measured at fair value.
4    The debt instruments, issued for funding purposes, are designated under the fair value option to reduce an accounting mismatch.
5    Includes impairment of goodwill of $425m.
6    Other operating income includes a loss on net monetary positions of $678m (2021: $224m) as a result of applying IAS 29 'Financial Reporting in Hyperinflationary Economies'.
7    Includes depreciation of the right-of-use assets of $723m (2021: $878m).

Consolidated statement of comprehensive income
for the year ended 31 December

	2022	2021
	$m	$m
Profit for the year	16,670	14,693
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	(5,468)	(2,139)
- fair value (losses)	(7,261)	(2,270)
- fair value gains transferred to the income statement on disposal	(20)	(464)
- expected credit (recoveries)/losses recognised in the income statement	67	(49)
- income taxes	1,746	644
Cash flow hedges	(3,655)	(664)
- fair value gains/(losses)	(4,207)	595
- fair value (gains) reclassified to the income statement - fair value (gains) reclassified to the income statement	(758)	(1,514)
- income taxes	1,310	255
Share of other comprehensive income/(expense) of associates and joint ventures	(367)	103
- share for the year	(367)	103
Exchange differences	(9,931)	(2,393)
Items that will not be reclassified subsequently to profit or loss:
Fair value gains on property revaluation	280	-
Remeasurement of defined benefit asset/liability	(1,031)	(274)
- before income taxes	(1,723)	(107)
- income taxes	692	(167)
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	1,922	531
- before income taxes - before income taxes	2,573	512
- income taxes - income taxes	(651)	19
Equity instruments designated at fair value through other comprehensive income	107	(446)
- fair value gains/(losses)	107	(443)
- income taxes	-	(3)
Effects of hyperinflation	842	315
Other comprehensive income/(expense) for the year, net of tax	(17,301)	(4,967)
Total comprehensive income/(expense) for the year	(631)	9,726
Attributable to:
- ordinary shareholders of the parent company	(2,393)	7,765
- preference shareholders of the parent company	-	7
- other equity holders	1,213	1,303
- non-controlling interests	549	651
Total comprehensive income/(expense) for the year	(631)	9,726

Consolidated balance sheet
	At
	31 Dec	31 Dec
	2022	2021
	$m	$m
Assets
Cash and balances at central banks	327,002	403,018
Items in the course of collection from other banks	7,297	4,136
Hong Kong Government certificates of indebtedness	43,787	42,578
Trading assets	218,093	248,842
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	45,063	49,804
Derivatives	284,146	196,882
Loans and advances to banks	104,882	83,136
Loans and advances to customers	924,854	1,045,814
Reverse repurchase agreements - non-trading	253,754	241,648
Financial investments	425,564	446,274
Assets held for sale1	115,919	3,411
Prepayments, accrued income and other assets	156,866	136,571
Current tax assets	1,230	970
Interests in associates and joint ventures	29,254	29,609
Goodwill and intangible assets	21,321	20,622
Deferred tax assets	7,498	4,624
Total assets	2,966,530	2,957,939
Liabilities and equity
Liabilities
Hong Kong currency notes in circulation	43,787	42,578
Deposits by banks	66,722	101,152
Customer accounts	1,570,303	1,710,574
Repurchase agreements - non-trading	127,747	126,670
Items in the course of transmission to other banks	7,864	5,214
Trading liabilities	72,353	84,904
Financial liabilities designated at fair value	127,327	145,502
Derivatives	285,764	191,064
Debt securities in issue	78,149	78,557
Liabilities of disposal groups held for sale1	114,597	9,005
Accruals, deferred income and other liabilities	133,240	114,773
Current tax liabilities	1,135	698
Liabilities under insurance contracts	114,844	112,745
Provisions	1,958	2,566
Deferred tax liabilities	2,422	4,673
Subordinated liabilities	22,290	20,487
Total liabilities	2,770,502	2,751,162
Equity
Called up share capital	10,147	10,316
Share premium account	14,664	14,602
Other equity instruments	19,746	22,414
Other reserves	(9,141)	6,460
Retained earnings	152,068	144,458
Total shareholders' equity	187,484	198,250
Non-controlling interests	8,544	8,527
Total equity	196,028	206,777
Total liabilities and equity	2,966,530	2,957,939
1     'Assets held for sale' in 2021, including $2.4bn of loans and advances to customers in relation to our exit of mass market retail banking business in the US, were reported within 'Prepayments, accrued income and other assets' in the Annual Report and Accounts 2021. Similarly, $8.8bn of customer accounts classified as 'Liabilities of disposal groups' were previously presented within 'Accruals, deferred income and other liabilities'.

Consolidated statement of cash flows
for the year ended 31 December
	2022	2021
	$m	$m
Profit before tax	17,528	18,906
Adjustments for non-cash items:
Depreciation, amortisation and impairment	3,873	4,286
Net loss/(gain) from investing activities	11	(647)
Share of profits in associates and joint ventures	(2,723)	(3,046)
Loss on disposal of subsidiaries, businesses, associates and joint ventures	2,639	-
Change in expected credit losses gross of recoveries and other credit impairment charges	3,907	(519)
Provisions including pensions	635	1,063
Share-based payment expense	400	467
Other non-cash items included in profit before tax	(1,084)	510
Elimination of exchange differences1	49,127	18,937
Changes in operating assets and liabilities
Change in net trading securities and derivatives	20,181	(9,226)
Change in loans and advances to banks and customers	31,799	(11,014)
Change in reverse repurchase agreements - non-trading	(23,405)	552
Change in financial assets designated and otherwise mandatorily measured at fair value	8,344	(4,254)
Change in other assets	(10,771)	19,899
Change in deposits by banks and customer accounts	(91,194)	95,703
Change in repurchase agreements - non-trading	4,344	14,769
Change in debt securities in issue	12,518	(16,936)
Change in financial liabilities designated at fair value	(13,647)	(11,425)
Change in other liabilities	15,978	(10,935)
Dividends received from associates	944	808
Contributions paid to defined benefit plans	(194)	(509)
Tax paid	(2,776)	(3,077)
Net cash from operating activities	26,434	104,312
Purchase of financial investments	(520,600)	(493,042)
Proceeds from the sale and maturity of financial investments	495,049	521,190
Net cash flows from the purchase and sale of property, plant and equipment	(1,285)	(1,086)
Net cash flows from purchase/(disposal) of customer and loan portfolios	(3,530)	3,059
Net investment in intangible assets	(3,125)	(2,479)
Net cash flow from acquisition and disposal of subsidiaries, businesses, associates and joint ventures	(989)	(106)
Net cash from investing activities	(34,480)	27,536
Issue of ordinary share capital and other equity instruments	-	1,996
Cancellation of shares	(2,285)	(707)
Net purchases of own shares for market-making and investment purposes	(91)	(1,386)
Net cash flow from change in stake of subsidiaries	(197)	-
Redemption of preference shares and other equity instruments	(2,266)	(3,450)
Subordinated loan capital issued	7,300	-
Subordinated loan capital repaid2	(1,777)	(864)
Dividends paid to shareholders of the parent company and non-controlling interests	(6,970)	(6,383)
Net cash from financing activities	(6,286)	(10,794)
Net increase/(decrease) in cash and cash equivalents	(14,332)	121,054
Cash and cash equivalents at 1 Jan	574,032	468,323
Exchange differences in respect of cash and cash equivalents	(38,029)	(15,345)
Cash and cash equivalents at 31 Dec3	521,671	574,032
Cash and cash equivalents comprise:
- cash and balances at central banks	327,002	403,018
- items in the course of collection from other banks	7,297	4,136
- loans and advances to banks of one month or less	72,295	55,705
- reverse repurchase agreements with banks of one month or less	68,682	76,658
- treasury bills, other bills and certificates of deposit less than three months	26,727	28,488
- cash collateral and net settlement accounts	19,445	11,241
- cash and cash equivalents held for sale4	8,087	-
- less: items in the course of transmission to other banks	(7,864)	(5,214)
Cash and cash equivalents at 31 Dec3	521,671	574,032
1    Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
2    Subordinated liabilities changes during the year are attributable to repayments of $(1.8)bn (2021: $(0.9)bn) of securities. Non-cash changes during the year included foreign exchange gains/(losses) of $(1.1)bn (2021: $(0.3)bn) and fair value gains/(losses) of $(3.1)bn (2021: $(1.0)bn).
3    At 31 December 2022, $59.3bn (2021: $33.6bn) was not available for use by HSBC, due to a range of restrictions, including currency exchange and other restrictions, of which $22.1bn (2021: $15.4bn) related to mandatory deposits at central banks.
4   Includes $6.5bn of cash and balances at central banks (excluding the expected cash contribution as part of the planned sale of our retail banking operations in France. For further details, see Note 23 in the Annual Report and Accounts 2022); $1.3bn of reverse repurchase agreements with banks of one month or less and $0.2bn of loans and advances to banks of one month or less.

Consolidated statement of changes in equity
for the year ended 31 December

				Other reserves
	Called up share capital and share premium	Other equity instru-ments	Retained earnings3,4	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves4,5	Total share- holders' equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2022	24,918	22,414	144,458	(634)	(197)	(22,769)	30,060	198,250	8,527	206,777
Profit for the year	-	-	16,035	-	-	-	-	16,035	635	16,670
Other comprehensive income (net of tax)	-	-	1,368	(5,325)	(3,613)	(9,819)	174	(17,215)	(86)	(17,301)
- debt instruments at fair value through other comprehensive income	-	-	-	(5,417)	-	-	-	(5,417)	(51)	(5,468)
- equity instruments designated at fair value through other comprehensive income	-	-	-	92	-	-	-	92	15	107
- cash flow hedges	-	-	-	-	(3,613)	-	-	(3,613)	(42)	(3,655)
- changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	-	-	1,922	-	-	-	-	1,922	-	1,922
- property revaluation	-	-	-	-	-	-	174	174	106	280
- remeasurement of defined benefit asset/liability	-	-	(1,029)	-	-	-	-	(1,029)	(2)	(1,031)
- share of other comprehensive income of associates and joint ventures	-	-	(367)	-	-	-	-	(367)	-	(367)
- effects of hyperinflation	-	-	842	-	-	-	-	842	-	842
- exchange differences	-	-	-	-	-	(9,819)	-	(9,819)	(112)	(9,931)
Total comprehensive income for the year	-	-	17,403	(5,325)	(3,613)	(9,819)	174	(1,180)	549	(631)
Shares issued under employee remuneration and share plans	67	-	(67)	-	-	-	-	-	-	-
Dividends to shareholders	-	-	(6,544)	-	-	-	-	(6,544)	(426)	(6,970)
Redemption of securities2	-	(2,668)	402	-	-	-	-	(2,266)	-	(2,266)
Transfers6	-	-	(2,499)	-	-	-	2,499	-	-	-
Cost of share-based payment arrangements	-	-	400	-	-	-	-	400	-	400
Cancellation of shares7	(174)	-	(1,000)	-	-	-	174	(1,000)	-	(1,000)
Other movements	-	-	(485)	3	2	-	304	(176)	(106)	(282)
At 31 Dec 2022	24,811	19,746	152,068	(5,956)	(3,808)	(32,588)	33,211	187,484	8,544	196,028

Consolidated statement of changes in equity (continued)
for the year ended 31 December
				Other reserves
	Called up share capital and share premium	Other equity instru-ments	Retained earnings3,4	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves4,5	Total share- holders' equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2021	24,624	22,414	140,572	1,816	457	(20,375)	26,935	196,443	8,552	204,995
Profit for the year	-	-	13,917	-	-	-	-	13,917	776	14,693
Other comprehensive income (net of tax)	-	-	661	(2,455)	(654)	(2,394)	-	(4,842)	(125)	(4,967)
- debt instruments at fair value through other comprehensive income	-	-	-	(2,105)	-	-	-	(2,105)	(34)	(2,139)
- equity instruments designated at fair value through other comprehensive income	-	-	-	(350)		-	-	(350)	(96)	(446)
- cash flow hedges	-	-	-	-	(654)	-	-	(654)	(10)	(664)
- changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	-	-	531	-	-	-	-	531	-	531
- remeasurement of defined benefit asset/liability	-	-	(288)	-	-	-	-	(288)	14	(274)
- share of other comprehensive income of associates and joint ventures	-	-	103	-	-	-	-	103	-	103
- effects of hyperinflation	-	-	315	-	-	-	-	315	-	315
- exchange differences	-	-	-	-	-	(2,394)	-	(2,394)	1	(2,393)
Total comprehensive income for the year	-	-	14,578	(2,455)	(654)	(2,394)	-	9,075	651	9,726
Shares issued under employee remuneration and share plans	354	-	(336)	-	-	-	-	18	-	18
Capital securities issued1	-	2,000	(4)	-	-	-	-	1,996	-	1,996
Dividends to shareholders	-	-	(5,790)	-	-	-	-	(5,790)	(593)	(6,383)
Redemption of securities2	-	(2,000)	-	-	-	-	-	(2,000)	-	(2,000)
Transfers6	-	-	(3,065)	-	-	-	3,065	-	-	-
Cost of share-based payment arrangements	-	-	467	-	-	-	-	467	-	467
Cancellation of shares7	(60)	-	(2,004)	-	-	-	60	(2,004)	-	(2,004)
Other movements	-	-	40	5	-	-	-	45	(83)	(38)
At 31 Dec 2021	24,918	22,414	144,458	(634)	(197)	(22,769)	30,060	198,250	8,527	206,777

1     In 2021, HSBC Holdings issued $2,000m of additional tier 1 instruments on which there were $4m of external issue costs.
2     During 2022, HSBC Holdings redeemed €1,500m 5.250% perpetual subordinated contingent convertible capital securities and SGD1,000m 5.875% perpetual subordinated contingent convertible capital securities. For further details, see Note 32 in the Annual Report and Accounts 2022. In 2021, HSBC Holdings redeemed $2,000m 6.875% perpetual subordinated contingent convertible capital securities.
3     At 31 December 2022, retained earnings included 554,452,437 treasury shares (2021: 558,397,704). These include treasury shares held within HSBC's insurance business's retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Markets and Securities Services.
4     Cumulative goodwill amounting to $5,138m has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including $3,469m charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of $1,669m has been charged against retained earnings.
5     Statutory share premium relief under section 131 of the Companies Act 1985 was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC Continental Europe in 2000 and HSBC Finance Corporation in 2003, and the shares issued were recorded at their nominal value only. In HSBC's consolidated financial statements, the fair value differences of $8,290m in respect of HSBC Continental Europe and $12,768m in respect of HSBC Finance Corporation were recognised in the merger reserve. The merger reserve created on the acquisition of HSBC Finance Corporation subsequently became attached to HSBC Overseas Holdings (UK) Limited, following a number of intra-Group reorganisations. During 2009, pursuant to section 131 of the Companies Act 1985, statutory share premium relief was taken in respect of the rights issue and $15,796m was recognised in the merger reserve.
6     Permitted transfers from the merger reserve to retained earnings were made when the investment in HSBC Overseas Holdings (UK) Limited was previously impaired. During 2022 and 2021, part-reversals of these impairments resulted in transfers from retained earnings back to the merger reserve of $2,499m and $3,065m respectively.
7     For further details, see Note 32 in the Annual Report and Accounts 2022. In October 2021, HSBC announced a share buy-back of up to $2.0bn, which was completed in April 2022. Additionally, HSBC announced a share buy-back of up to $1.0bn in February 2022, which concluded on 28 July 2022.

1	Basis of preparation and significant accounting policies

The basis of preparation and summary of significant accounting policies applicable to the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings can be found in Note 1, or the relevant Note, in the Financial Statements in the Annual Report and Accounts 2022.

(a)   Compliance with International Financial Reporting Standards

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings comply with UK-adopted international accounting standards and with the requirements of the Companies Act 2006, and have also applied international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. These financial statements are also prepared in accordance with International Financial Reporting Standards ('IFRSs') as issued by the International Accounting Standards Board ('IASB'), including interpretations issued by the IFRS Interpretations Committee, as there are no applicable differences from IFRSs as issued by the IASB for the periods presented. There were no unendorsed standards effective for the year ended 31 December 2022 affecting these consolidated and separate financial statements.

Standards adopted during the year ended 31 December 2022

There were no new accounting standards or interpretations that had a significant effect on HSBC in 2022. Accounting policies have been consistently applied.

(b)   Differences between IFRSs and Hong Kong Financial Reporting Standards

There are no significant differences between IFRSs and Hong Kong Financial Reporting Standards in terms of their application to HSBC, and consequently there would be no significant differences had the financial statements been prepared in accordance with Hong Kong Financial Reporting Standards. The 'Notes on the financial statements', taken together with the 'Report of the Directors', include the aggregate of all disclosures necessary to satisfy IFRSs and Hong Kong reporting requirements.

(c)   Going concern

The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources. These considerations include stressed scenarios that reflect the uncertainty in structural changes from the Covid-19 pandemic, the Russia-Ukraine war, disrupted supply chains globally, slower Chinese economic activity, climate change and other top and emerging risks, as well as from the related impacts on profitability, capital and liquidity.

2	Tax

Tax expense
	2022	2021
	$m	$m
Current tax1	2,991	3,250
- for this year	3,271	3,182
- adjustments in respect of prior years	(280)	68
Deferred tax	(2,133)	963
- origination and reversal of temporary differences	(2,236)	874
- effect of changes in tax rates	(293)	132
- adjustments in respect of prior years	396	(43)
Year ended 31 Dec2	858	4,213

1     Current tax included Hong Kong profits tax of $604m (2021: $813m). The Hong Kong tax rate applying to the profits of subsidiaries assessable in Hong Kong was 16.5% (2021: 16.5%).
2     In addition to amounts recorded in the income statement, a tax credit of $145m (2021: charge of $7m) was recorded directly to equity.

Tax reconciliation

The tax charged to the income statement differs from the tax charge that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	2022		2021
	$m	%	$m	%
Profit before tax	17,528		18,906
Tax expense
Taxation at UK corporation tax rate of 19.00%	3,329	19.0	3,592	19.0
Impact of differently taxed overseas profits in overseas locations	374	2.1	280	1.5
UK banking surcharge	283	1.6	332	1.8
Items increasing tax charge in 2022:
- local taxes and overseas withholding taxes	550	3.1	360	1.9
- other permanent disallowables	202	1.2	236	1.2
- impacts of hyperinflation	171	1.0	68	0.4
- adjustments in respect of prior period liabilities	116	0.7	25	0.1
- tax impact of planned sale of French retail banking business	115	0.7	(434)	(2.3)
- bank levy	59	0.3	93	0.5
- movements in provisions for uncertain tax positions	27	0.2	15	0.1
- non-deductible goodwill write-down	3	-	178	0.9
- impact of differences between French tax basis and IFRSs	-	-	434	2.3
Items reducing tax charge in 2022:
- movements in unrecognised UK deferred tax	(2,191)	(12.5)	294	1.6
- non-taxable income and gains	(825)	(4.7)	(641)	(3.4)
- effect of profits in associates and joint ventures	(504)	(2.9)	(414)	(2.2)
- non-UK movements in unrecognised deferred tax	(312)	(1.8)	(67)	(0.4)
- impact of changes in tax rates	(293)	(1.7)	132	0.7
- deductions for AT1 coupon payments	(246)	(1.4)	(270)	(1.4)
Year ended 31 December 2022	858	4.9	4,213	22.3

The Group's profits are taxed at different rates depending on the country or territory in which the profits arise. The key applicable tax rates for 2022 include Hong Kong (16.5%), the US (21%) and the UK (19%). If the Group's profits were taxed at the statutory rates of the countries in which the profits arose, then the tax rate for the year would have been 22.7% (2021: 22.3%).

The effective tax rate for the year of 4.9% was lower than in the previous year (2021: 22.3%). The effective tax rate for the year reduced by 14.3% as a result of the recognition of previously unrecognised losses in the UK of $2.2bn and France of $0.3bn, in light of improved forecast profitability.

During 2022, legislation was enacted to reduce the rate of the UK banking surcharge from 8% to 3% from 1 April 2023, decreasing the Group's 2022 tax charge by $173m due to the remeasurement of deferred tax balances. The main rate of UK corporation tax will increase from 19% to 25% from 1 April 2023.

Accounting for taxes involves some estimation because tax law is uncertain and its application requires a degree of judgement, which authorities may dispute. Liabilities are recognised based on best estimates of the probable outcome, taking into account external advice where appropriate. Exposures relating to legacy tax cases were reassessed during 2022, resulting in a charge of $27m to the income statement. We do not expect significant liabilities to arise in excess of the amounts provided. HSBC only recognises current and deferred tax assets where recovery is probable.

Movement of deferred tax assets and liabilities
	Loan impairment provisions	Unused tax losses and tax credits	Financial assets at FVOCI	Insurance business	Cash flow hedges	Retirement obligations	Other	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Assets	1,162	2,001	84	-	176	109	1,690	5,222
Liabilities	-	-	(254)	(1,640)	(22)	(2,928)	(427)	(5,271)
At 1 Jan 2022	1,162	2,001	(170)	(1,640)	154	(2,819)	1,263	(49)
Income statement	6	2,425	-	170	-	217	(685)	2,133
Other comprehensive income	-	-	1,679	-	1,159	692	(642)	2,888
Foreign exchange and other adjustments	7	(36)	(79)	35	(42)	237	(18)	104
At 31 Dec 2022	1,175	4,390	1,430	(1,435)	1,271	(1,673)	(82)	5,076
Assets1	1,175	4,390	1,430	-	1,271	-	1,571	9,837
Liabilities1	-	-	-	(1,435)	-	(1,673)	(1,653)	(4,761)

Assets	1,242	1,821	99	-	25	-	2,850	6,037
Liabilities	-	-	(896)	(1,622)	(70)	(2,306)	(973)	(5,867)
At 1 Jan 2021	1,242	1,821	(797)	(1,622)	(45)	(2,306)	1,877	170
Income statement	(89)	161	-	(43)	-	(336)	(656)	(963)
Other comprehensive income	(5)	33	634	-	212	(205)	115	784
Foreign exchange and other adjustments	14	(14)	(7)	25	(13)	28	(73)	(40)
At 31 Dec 2021	1,162	2,001	(170)	(1,640)	154	(2,819)	1,263	(49)
Assets1	1,162	2,001	84	-	176	109	1,690	5,222
Liabilities1	-	-	(254)	(1,640)	(22)	(2,928)	(427)	(5,271)

1     After netting off balances within countries, the balances as disclosed in the accounts are as follows: deferred tax assets of $7,498m (2021: $4,624m) and deferred tax liabilities of $2,422m (2021: $4,673m).

In applying judgement in recognising deferred tax assets, management has assessed all available information, including future business profit projections and the track record of meeting forecasts. Management's assessment of the likely availability of future taxable profits against which to recover deferred tax assets is based on the most recent financial forecasts approved by management, which cover a five-year period and are extrapolated where necessary, and takes into consideration the reversal of existing taxable temporary differences and past business performance. When forecasts are extrapolated beyond five years, a number of different scenarios are considered, reflecting difference downward risk adjustments, in order to assess the sensitivity of our recognition and measurement conclusions in the context of such longer-term forecasts.

The Group's deferred tax asset of $7.5bn (2021: $4.6bn) included $3.9bn (2021: $0.8bn) of deferred tax assets relating to the UK, $3.3bn (2021:$2.6bn) of deferred tax assets relating to the US and a net deferred asset of $0.7bn (2021: $0.0bn) in France.

The net UK deferred tax asset of $3.9bn excluded a $1.8bn deferred tax liability arising on the UK pension scheme surplus, the reversal of which is not taken into account when estimating future taxable profits. The UK deferred tax assets are supported by forecasts of taxable profit, also taking into consideration the history of profitability in the relevant businesses. The majority of the deferred tax asset relates to tax attributes which do not expire and are forecast to be recovered within five years and as such are less sensitive to changes in long-term profit forecasts. The net UK deferred tax asset includes $2.2bn of previously unrecognised losses that were recognised in the UK in the period in light of improved forecast profitability in the UK group. Sensitivity regarding the recognition and measurement of that deferred tax asset relates to ongoing experience outcome of UK profitability versus forecast, taking into account the non-expiring nature of the underlying attributes.

The net US deferred tax asset of $3.3bn included $1.3bn related to US tax losses, of which $1.1bn expire in 10 to 15 years. Management expects the US deferred tax asset to be substantially recovered within 14 years, with the majority recovered in the first eight years.

The net deferred tax asset in France of $0.7bn included $0.7bn related to tax losses, which are expected to be substantially recovered within 9 to 18 years. Following recognition of $0.3bn of previously unrecognised deferred tax asset on losses, deferred tax is now recognised in full in respect of France.

Unrecognised deferred tax

The amount of gross temporary differences, unused tax losses and tax credits for which no deferred tax asset is recognised in the balance sheet was $9.2bn (2021: $16.9bn). This amount included unused UK tax losses of $3.5bn (2021: $10.5bn), which arose prior to 1 April 2017 and can only be recovered against future taxable profits of HSBC Holdings. No deferred tax was recognised on these losses due to the absence of convincing evidence regarding the availability of sufficient future taxable profits against which to recover them. Deferred tax asset recognition is reassessed at each balance sheet date based on the available evidence. Of the total amounts unrecognised, $3.6bn (2021: $10.9bn) had no expiry date, $1.2bn (2021: $0.7bn) was scheduled to expire within 10 years and the remaining balance is expected to expire after ten years.

Deferred tax is not recognised in respect of the Group's investments in subsidiaries and branches where HSBC is able to control the timing of remittance or other realisation and where remittance or realisation is not probable in the foreseeable future. The aggregate temporary differences relating to unrecognised deferred tax liabilities arising on investments in subsidiaries and branches is $11.7bn (2021: $12.7bn) and the corresponding unrecognised deferred tax liability was $0.7bn (2021: $0.8bn).

3	Dividends

Dividends to shareholders of the parent company
	2022			2021
	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip
	$	$m	$m	$	$m	$m
Dividends paid on ordinary shares
In respect of previous year:
- fourth interim dividend / interim dividend	0.18	3,576	-	0.15	3,059	-
In respect of current year:
- first interim dividend	0.09	1,754	-	0.07	1,421	-
Total	0.27	5,330	-	0.22	4,480	-
Total dividends on preference shares classified as equity (paid quarterly)1	-	-		4.99	7
Total coupons on capital securities classified as equity		1,214			1,303
Dividends to shareholders		6,544			5,790
1   HSBC Holdings called $1,450m 6.20% non-cumulative US dollar preference shares on 10 December 2020. The security was redeemed and cancelled on 13 January 2021.

On 4 January 2023, HSBC paid a coupon on its €1,250m subordinated capital securities, representing a total distribution of €30m ($31m). No liability was recorded in the balance sheet at 31 December 2022 in respect of this coupon payment.

The distributable reserves of HSBC Holdings at 31 December 2022 were $35.2bn, compared with $32.2bn at 31 December 2021. The increase was primarily driven by profits generated of $12.4bn and a foreign exchange gain on the redemption of additional tier 1 securities of $0.4bn, offset by ordinary dividend payments and additional tier 1 coupon distributions of $6.5bn, other reserves movements of $2.3bn and $1bn related to our share buy-back programme.

Second interim dividend for 2022

After the end of the year, the Directors approved a second interim dividend in respect of the financial year ended 31 December 2022 of $0.23 per ordinary share, a distribution of approximately $4,593m. The second interim dividend for 2022 will be payable on 27 April 2023 to holders on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 3 March 2023. No liability was recorded in the financial statements in respect of the second interim dividend for 2022.

The second interim dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 17 April 2023, or a combination of these currencies. Particulars of these arrangements will be sent to shareholders on or about 24 March 2023 and changes to currency elections must be received by 13 April 2023. The ordinary shares in London, Hong Kong and Bermuda, and American Depositary Shares ('ADSs') in New York will be quoted ex-dividend on 2 March 2023.

The second interim dividend will be payable on ADSs, each of which represents five ordinary shares, on 27 April 2023 to holders of record on 3 March 2023. The second interim dividend of $1.15 per ADS will be payable by the depositary in US dollars. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary, elections must be received by 6 April 2023.

Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar in the UK, Hong Kong or Bermuda Overseas Branch Registrar should do so before 4.00pm local time on 3 March 2023 in order to receive the second interim dividend for 2022.

Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 3 March 2023. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 2 March 2023.

Transfers of ADSs must be lodged with the depositary by 11.00am on 3 March 2023 in order to receive the second interim dividend. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.

4	Earnings per share

Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share is calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Profit attributable to the ordinary shareholders of the parent company
	2022	2021
	$m	$m
Profit attributable to shareholders of the parent company	16,035	13,917
Dividend payable on preference shares classified as equity	-	(7)
Coupon payable on capital securities classified as equity	(1,213)	(1,303)
Year ended 31 Dec	14,822	12,607

Basic and diluted earnings per share
	2022			2021
	Profit	Number of shares	Per share	Profit	Number of shares	Per share
	$m	(millions)	$	$m	(millions)	$
Basic1	14,822	19,849	0.75	12,607	20,197	0.62
Effect of dilutive potential ordinary shares		137			105
Diluted1	14,822	19,986	0.74	12,607	20,302	0.62

1     Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

The number of anti-dilutive employee share options excluded from the weighted average number of dilutive potential ordinary shares is 9.4m (2021: 8.6m).

5	Adjusted balance sheet reconciliation

	At
	31 Dec 2022	31 Dec 2021
	Reported and Adjusted	Adjusted	Currency translation	Reported
	$m	$m	$m	$m
Loans and advances to customers (net)	924,854	991,197	54,617	1,045,814
Interests in associates and joint ventures	29,254	28,086	1,523	29,609
Total external assets	2,966,530	2,805,820	152,119	2,957,939
Customer accounts	1,570,303	1,622,547	88,027	1,710,574

6	Reconciliation of reported and adjusted items

	Year ended
	2022	2021
	$m	$m
Revenue1
Reported	51,727	49,552
Currency translation		(3,074)
Significant items	3,618	542
- customer redress programmes	(8)	(11)
- disposals, acquisitions and investment in new businesses2	2,799
- fair value movements on financial instruments3	579	242
- restructuring and other related costs4	248	307
- currency translation on significant items		4
Adjusted	55,345	47,020

ECL
Reported	(3,592)	928
Currency translation		(174)
Adjusted	(3,592)	754

Operating expenses
Reported	(33,330)	(34,620)
Currency translation		2,181
Significant items	2,864	2,335
- customer redress programmes	(31)	49
- disposals, acquisitions and investment in new businesses	18	-
- impairment of goodwill and other intangibles	(4)	587
- restructuring and other related costs	2,881	1,836
- currency translation on significant items		(137)
Adjusted	(30,466)	(30,104)

Share of profit in associates and joint ventures
Reported	2,723	3,046
Currency translation		(113)
Adjusted	2,723	2,933

Profit before tax
Reported	17,528	18,906
Currency translation		(1,180)
Significant items	6,482	2,877
- revenue	3,618	542
- operating expenses	2,864	2,335
Adjusted	24,010	20,603

1     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2     Includes losses from classifying businesses as held for sale as part of a broader restructuring of our European business, of which $2.4bn relates to the planned sale of our retail banking operations in France.
3     Includes fair value movements on non-qualifying hedges and debit valuation adjustments on derivatives.
4     Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

7	Contingent liabilities, contractual commitments and guarantees

	2022	2021
	$m	$m
Guarantees and other contingent liabilities:
- financial guarantees	18,783	27,795
- performance and other guarantees	88,240	85,534
- other contingent liabilities	676	858
At 31 Dec	107,699	114,187
Commitments1:
- documentary credits and short-term trade-related transactions	8,241	8,827
- forward asset purchases and forward deposits placed	50,852	47,184
- standby facilities, credit lines and other commitments to lend	768,761	759,463
At 31 Dec	827,854	815,474

1     Includes $618,788m of commitments at 31 December 2022 (31 December 2021: $627,637m), to which the impairment requirements in IFRS 9 are applied where HSBC has become party to an irrevocable commitment.

The preceding table discloses the nominal principal amounts of off-balance sheet liabilities and commitments for the Group, which represent the maximum amounts at risk should the contracts be fully drawn upon and clients default. As a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements. The expected credit loss provision relating to guarantees and commitments under IFRS 9 is disclosed in Note 28 of the Annual Report and Accounts 2022.

The majority of the guarantees have a term of less than one year, while guarantees with terms of more than one year are subject to HSBC's annual credit review process.

Contingent liabilities arising from legal proceedings, regulatory and other matters against Group companies are excluded from this note but are disclosed in Notes 28 and 35 of the Annual Report and Accounts 2022.

Financial Services Compensation Scheme

The Financial Services Compensation Scheme ('FSCS') provides compensation, up to certain limits, to eligible customers of financial services firms that are unable, or likely to be unable, to pay claims against them. The FSCS may impose a further levy on the group to the extent the industry levies imposed to date are not sufficient to cover the compensation due to customers in any future possible collapse. The ultimate FSCS levy to the industry as a result of a collapse cannot be estimated reliably. It is dependent on various uncertain factors including the potential recovery of assets by the FSCS, changes in the level of protected products (including deposits and investments) and the population of FSCS members at the time. In December 2022, the FCA announced that it expects to review various elements of the scheme to ensure consumers are appropriately and proportionately protected, with costs distributed across industry levy payers in a fair and sustainable way, with a view to deliver the majority of changes by the end of the 2023/24 financial year.

Associates

HSBC's share of associates' contingent liabilities, contractual commitments and guarantees amounted to $64.8bn at 31 December 2022 (2021: $63.5bn). No matters arose where HSBC was severally liable.

8	Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of our Annual Report and Accounts 2022. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 31 December 2022 (see Note 28 of our Annual Report and Accounts 2022). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Bernard L. Madoff Investment Securities LLC

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Bernard L. Madoff Investment Securities LLC ('Madoff Securities'). Based on information provided by Madoff Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff. Based on information available to HSBC, the funds' actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities' fraud.

US litigation: The Madoff Securities Trustee has brought lawsuits against various HSBC companies and others, seeking recovery of transfers from Madoff Securities to HSBC in an amount not specified, and these lawsuits remain pending in the US Bankruptcy Court for the Southern District of New York (the 'US Bankruptcy Court').

Certain Fairfield entities (together, 'Fairfield') (in liquidation since July 2009) have brought a lawsuit in the US against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. In August 2022, the US District Court for the Southern District of New York (the 'New York District Court') affirmed earlier decisions by the US Bankruptcy Court that dismissed the majority of the liquidators' claims (against most of the HSBC companies). In September 2022, the remaining defendants before the US Bankruptcy Court sought leave to appeal and the liquidators filed appeals to the US Court of Appeals for the Second Circuit, which are currently pending. Meanwhile, proceedings before the US Bankruptcy Court with respect to the remaining claims are ongoing.

UK litigation: The Madoff Securities Trustee has filed a claim against various HSBC companies in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC. The claim has not yet been served and the amount claimed has not been specified.

Cayman Islands litigation: In February 2013, Primeo Fund ('Primeo') (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg ('HSSL') and Bank of Bermuda (Cayman) Limited (now known as HSBC Cayman Limited), alleging breach of contract and breach of fiduciary duty and claiming monetary damages. Following dismissal of Primeo's action by the lower and appellate courts in the Cayman Islands, in 2019, Primeo appealed to the UK Privy Council. During 2021, the UK Privy Council held two separate hearings in connection with Primeo's appeal. Judgment was given against HSBC in respect of the first hearing and judgment is pending in respect of the second hearing.

Luxembourg litigation: In April 2009, Herald Fund SPC ('Herald') (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities that Herald purportedly lost because of Madoff Securities' fraud, or money damages. The Luxembourg District Court dismissed Herald's securities restitution claim, but reserved Herald's cash restitution and money damages claims. Herald has appealed this judgment to the Luxembourg Court of Appeal, where the matter is pending. In late 2018, Herald brought additional claims against HSSL and HSBC Bank plc before the Luxembourg District Court, seeking further restitution and damages.

In October 2009, Alpha Prime Fund Limited ('Alpha Prime') brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. In December 2018, Alpha Prime brought additional claims seeking damages against various HSBC companies. These matters are currently pending before the Luxembourg District Court.

In December 2014, Senator Fund SPC ('Senator') brought an action against HSSL before the Luxembourg District Court, seeking restitution of securities, or the cash equivalent, or money damages. In April 2015, Senator commenced a separate action against the Luxembourg branch of HSBC Bank plc asserting identical claims. In December 2018, Senator brought additional claims against HSSL and HSBC Bank plc Luxembourg branch, seeking restitution of Senator's securities or money damages. These matters are currently pending before the Luxembourg District Court.

There are many factors that may affect the range of possible outcomes, and any resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management's estimate of the possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is around $600m, excluding costs and interest. Due to uncertainties and limitations of this estimate, any possible damages that might ultimately arise could differ significantly from this amount.

Anti-money laundering and sanctions-related matters

In December 2012, HSBC Holdings entered into a number of agreements, including an undertaking with the UK Financial Services Authority (replaced with a Direction issued by the UK Financial Conduct Authority ('FCA') in 2013 and again in 2020) as well as a cease-and-desist order with the US Federal Reserve Board ('FRB'), both of which contained certain forward-looking anti-money laundering ('AML') and sanctions-related obligations. For several years thereafter, HSBC retained a Skilled Person under section 166 of the Financial Services and Markets Act and an Independent Consultant under the FRB cease-and-desist order to produce periodic assessments of the Group's AML and sanctions compliance programme. The Skilled Person completed its engagement in the second quarter of 2021, and the FCA determined that no further Skilled Person work is required. Separately, the Independent Consultant's engagement is now complete and, in August 2022, the FRB terminated its cease-and-desist order.

Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act. Nine actions remain pending in federal courts and HSBC's motions to dismiss have been granted in five of these cases. In September 2022 and January 2023, respectively, the appellate courts affirmed the dismissals of two of the cases, and the plaintiffs' requests for review of these decisions by the full appellate courts have been denied. The dismissals in the other cases are subject to appeal. The four remaining actions are at an early stage.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of the pending matters, including the timing or any possible impact on HSBC, which could be significant.

London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation

Euro interest rate derivatives: In December 2016, the European Commission ('EC') issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives, and the EC imposed a fine on HSBC based on a one-month infringement in 2007. The fine was annulled in 2019 and a lower fine was imposed in 2021. In January 2023, the European Court of Justice dismissed an appeal by HSBC and upheld the EC's findings on HSBC's liability. A separate appeal by HSBC concerning the amount of the fine remains pending before the General Court of the European Union.

US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US federal and state laws, including antitrust and racketeering laws and the Commodity Exchange Act ('US CEA'). The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court. HSBC has reached class settlements with five groups of plaintiffs, and the court has approved these settlements. HSBC has also resolved several of the individual actions, although a number of other US dollar Libor-related actions remain pending.

Singapore interbank offered rate ('Sibor') and Singapore swap offer rate ('SOR'): In 2016, The Hongkong and Shanghai Banking Corporation Limited and other panel banks were named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in products related to the Sibor and SOR benchmark rates. The complaint alleged, among other things, misconduct related to these benchmark rates in violation of US antitrust, commodities and racketeering laws, and state law.

In October 2021, The Hongkong and Shanghai Banking Corporation Limited reached a settlement-in-principle with the plaintiffs to resolve this action, the agreement for which was executed in May 2022. The court granted final approval of the settlement in November 2022.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of the pending matters, including the timing or any possible impact on HSBC, which could be significant.

Foreign exchange-related investigations and litigation

In December 2016, Brazil's Administrative Council of Economic Defense initiated an investigation into the onshore foreign exchange market and identified a number of banks, including HSBC, as subjects of its investigation, which remains ongoing.

In June 2020, the Competition Commission of South Africa, having initially referred a complaint for proceedings before the South African Competition Tribunal in February 2017, filed a revised complaint against 28 financial institutions, including HSBC Bank plc and HSBC Bank USA N.A. ('HSBC Bank USA'), for alleged anti-competitive behaviour in the South African foreign exchange market. In December 2021, a hearing on HSBC Bank plc's and HSBC Bank USA's applications to dismiss the revised complaint took place before the South African Competition Tribunal, where a decision remains pending.

Beginning in 2013, various HSBC companies and other banks have been named as defendants in a number of putative class actions filed in, or transferred to, the New York District Court arising from allegations that the defendants conspired to manipulate foreign exchange rates. HSBC has reached class settlements with two groups of plaintiffs, including direct and indirect purchasers of foreign exchange products, and the court has granted final approval of these settlements. A putative class action by a group of retail customers of foreign exchange products remains pending.

In 2018, complaints alleging foreign exchange-related misconduct were filed in the New York District Court and the High Court of England and Wales against HSBC and other defendants by certain plaintiffs that opted out of the direct purchaser class action settlement in the US. In December 2022, HSBC reached a settlement-in-principle with the plaintiffs to resolve these matters. The settlement remains subject to the negotiation of definitive documentation. Additionally, in January 2023, HSBC reached a settlement-in-principle with plaintiffs in Israel to resolve a class action lawsuit filed in the local courts alleging foreign exchange-related misconduct. The settlement remains subject to the negotiation of definitive documentation and court approval. Lawsuits alleging foreign exchange-related misconduct remain pending against HSBC and other banks in courts in Brazil. It is possible that additional civil actions will be initiated against HSBC in relation to its historical foreign exchange activities.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

Precious metals fix-related litigation

Gold: Beginning in December 2015, numerous putative class actions were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs allege that, among other things, from January 2004 to March 2014, the defendants conspired to manipulate the price of gold and gold derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.

Silver: Beginning in July 2014, numerous putative class actions were filed in federal district courts in New York, naming HSBC and other members of The London Silver Market Fixing Limited as defendants. The complaints, which were consolidated in the New York District Court, allege that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. In February 2022, following the conclusion of pre-class certification discovery, the defendants filed a motion seeking to dismiss the plaintiffs' antitrust claims, which remains pending.

In April 2016, two putative class actions were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs in both actions allege that, from January 1999 to August 2014, the defendants conspired to manipulate the price of silver and silver derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.

Platinum and palladium: Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court, naming HSBC and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals and related financial products for their collective benefit in violation of US antitrust laws and the US CEA. In March 2020, the court granted the defendants' motion to dismiss the plaintiffs' third amended complaint but granted the plaintiffs leave to re-plead certain claims. The plaintiffs have filed an appeal.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Film finance litigation

In June 2020, two separate investor groups issued claims against HSBC UK Bank plc (as successor to HSBC Private Bank (UK) Limited ('PBGB')) in the High Court of England and Wales in connection with PBGB's role in the development of Eclipse film finance schemes. These actions are ongoing.

In April 2021, HSBC UK Bank plc (as successor to PBGB) was served with a claim issued in the High Court of England and Wales in connection with PBGB's role in the development of the Zeus film finance schemes. In October 2022, this claim was discontinued.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of the pending matters, including the timing or any possible impact on HSBC, which could be significant.

Other regulatory investigations, reviews and litigation

HSBC Holdings and/or certain of its affiliates are subject to a number of other investigations and reviews by various regulators and competition and law enforcement authorities, as well as litigation, in connection with various matters relating to the firm's businesses and operations, including:

●     investigations by tax administration, regulatory and law enforcement authorities in Argentina, India and elsewhere in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation;

●     an investigation by the US Commodity Futures Trading Commission ('CFTC') regarding interest rate swap transactions related to bond issuances, among other things. HSBC has reached a settlement-in-principle with the CFTC's Division of Enforcement to resolve this investigation. The settlement is subject to final approval by the CFTC;

●     investigations by the CFTC and US Securities and Exchange Commission ('SEC') concerning compliance with records preservation requirements relating to the use of unapproved electronic messaging platforms for business communications. HSBC has reached settlements-in-principle with the CFTC's and SEC's Divisions of Enforcement to resolve these investigations. The settlements are subject to the negotiation of definitive documentation and final approval by the CFTC and SEC;

●     an investigation by the PRA in connection with depositor protection arrangements in the UK;

●     an investigation by the FCA in connection with collections and recoveries operations in the UK;

●     an investigation by the UK Competition and Markets Authority into potentially anti-competitive arrangements involving historical trading activities relating to certain UK-based fixed income products and related financial instruments;

●     a putative class action brought in the New York District Court relating to the Mexican government bond market;

●     two group actions pending in the US courts and a claim issued in the High Court of England and Wales in connection with HSBC Bank plc's role as a correspondent bank to Stanford International Bank Ltd from 2003 to 2009; and

●     litigation brought against various HSBC companies in the US courts relating to residential mortgage-backed securities, based primarily on (a) claims brought against HSBC Bank USA in connection with its role as trustee on behalf of various securitisation trusts; and (b) claims against several HSBC companies seeking that the defendants repurchase various mortgage loans.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

9	Events after the balance sheet date

A second interim dividend for 2022 of $0.23 per ordinary share (a distribution of approximately $4,593m) was approved by the Directors after 31 December 2022. HSBC Holdings called $2,350m 6.250% perpetual subordinated contingent convertible securities on 30 January 2023. The security is expected to be redeemed and be cancelled on 23 March 2023. HSBC Holdings also exercised the call option on AUD350m and AUD650m MREL on 13 January 2023 callable on 16 February 2023. The redemption took place on 16 February 2023. These accounts were approved by the Board of Directors on 21 February 2023 and authorised for issue.

10	Capital structure

Capital ratios
	At 31 Dec
	2022	2021
	%	%
Transitional basis
Common equity tier 1 ratio	14.2	15.8
Tier 1 ratio	16.6	18.6
Total capital ratio	19.3	21.2

End point basis
Common equity tier 1 ratio	14.2	15.8
Tier 1 ratio	16.6	18.5
Total capital ratio	18.7	20.0

Total regulatory capital and risk-weighted assets
	At 31 Dec
	2022	2021
	$m	$m
Transitional basis
Common equity tier 1 capital	119,291	132,565
Additional tier 1 capital	19,776	23,727
Tier 2 capital	23,356	21,494
Total regulatory capital	162,423	177,786
Risk-weighted assets	839,720	838,263

End point basis
Common equity tier 1 capital	119,291	132,565
Additional tier 1 capital	19,776	22,421
Tier 2 capital	18,091	12,475
Total regulatory capital	157,158	167,461
Risk-weighted assets	839,720	838,263

Leverage ratio1
	At 31 Dec
	2022	2021
	$bn	$bn
Tier 1 capital	139.1	155.0
Total leverage ratio exposure	2,417.2	2,962.7
	%	%
Leverage ratio	5.8	5.2

1     The CRR II regulatory transitional arrangements for IFRS 9 are applied in the leverage ratio calculation. This calculation is in line with the UK leverage rules that were implemented on 1 January 2022, and excludes central bank claims. Comparatives for 2021 are reported based on the disclosure rules in force at that time, and include claims on central banks.

11	Statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2022 will be delivered to the Registrar of Companies in England and Wales in accordance with section 441 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under section 498(2) or (3) of the Act.

12	Dealings in HSBC Holdings plc listed securities

The Group has policies and procedures that, except where permitted by statute and regulation, prohibit specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited. Except for dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, and purchases by HSBC Holdings under the share buy-back programme, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on The Stock Exchange of Hong Kong Limited during the year ended 31 December 2022.

13	Interim dividends for 2023

For the financial year 2022, we achieved a dividend payout ratio within our 2022 target range of between 40% and 55% of reported earnings per ordinary share ('EPS'). As previously communicated, given our current returns trajectory, we are establishing a dividend payout ratio of 50% of reported earnings per share for 2023 and 2024, excluding material significant items (including the planned sale of our retail banking operations in France and the planned sale of our banking business in Canada). The Group intends to revert to paying quarterly dividends from the first quarter of 2023. The dividend policy has the flexibility to adjust EPS for material significant items such as goodwill or intangibles impairments and may be supplemented from time to time by buy-backs or special dividends, should the Group find itself in an excess capital position absent compelling investment opportunities to deploy that excess.

Dividends are approved in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, pounds sterling and Hong Kong dollars.

14	Earnings releases and interim results

First and third quarter results for 2023 will be released on 2 May 2023 and 30 October 2023, respectively. The interim results for the six months to 30 June 2023 will be issued on 1 August 2023.

15	Corporate governance codes

HSBC is subject to corporate governance requirements in both the UK and Hong Kong. During 2022, save to the extent referred to in the next paragraph, HSBC complied with the provisions and requirements of both the UK and Hong Kong Corporate Governance Codes.

Dame Carolyn Fairbairn was appointed as Chair to the Group Remuneration Committee on 29 April 2022 and has been a member of such committee since September 2021. In approving Dame Carolyn Fairbairn's appointment, the Board considered the UK Corporate Governance Code expectation that the Chair has served at least 12 months as a member on the committee before assuming the position of Chair. Before her appointment she had served on the Group Remuneration Committee for eight months. However, given her previous experience as both a member and chair of the remuneration committees of other UK listed companies, the Board approved the appointment of Dame Carolyn Fairbairn as Chair.

Under the Hong Kong Code, the audit committee should be responsible for the oversight of all risk management and internal control systems. HSBC's Group Risk Committee is responsible for oversight of internal control, other than internal control over financial reporting, and risk management systems. This is permitted under the UK Corporate Governance Code.

HSBC Holdings has codified obligations for transactions in Group securities in accordance with the requirements of the UK Market Abuse Regulation and the rules governing the listing of securities on HKEx, save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans. During the year, all Directors were reminded of their obligations in respect of transacting in HSBC Group securities. Following specific enquiry all Directors have confirmed that they have complied with their obligations.

The Group Audit Committee has reviewed the annual results for 2022.

The Directors of HSBC Holdings plc as at the date of this announcement comprise:

Mark Tucker*, Noel Quinn, Geraldine Buckingham†, Rachel Duan†, Georges Elhedery, Carolyn Julie Fairbairn†, James Antony Forese†, Steven Guggenheimer†, José Antonio Meade Kuribreña†,  Eileen K Murray†,  David Nish†, and Jackson Tai†.

* Non-executive Group Chairman

† Independent non-executive Director

16	Cautionary statement regarding forward-looking statements

This news release may contain projections, estimates, forecasts, targets, opinions, prospects, results, returns and forward-looking statements with respect to the financial condition, results of operations, capital position, strategy and business of the Group which can be identified by the use of forward-looking terminology such as 'may', 'will', 'should', 'expect', 'anticipate', 'project', 'estimate', 'seek', 'intend', 'target', 'plan', 'believe', 'potential' or 'reasonably possible', or the negatives thereof or other variations thereon or comparable terminology (together, 'forward-looking statements'), including the strategic priorities and any financial, investment and capital targets and any ESG targets, commitments and ambitions described herein.

Any such forward-looking statements are not a reliable indicator of future performance, as they may involve significant stated or implied assumptions and subjective judgements which may or may not prove to be correct. There can be no assurance that any of the matters set out in forward-looking statements are attainable, will actually occur or will be realised or are complete or accurate. The assumptions and judgements may prove to be incorrect and involve known and unknown risks, uncertainties, contingencies and other important factors, many of which are outside the control of the Group.

Actual achievements, results, performance or other future events or conditions may differ materially from those stated, implied and/or reflected in any forward-looking statements due to a variety of risks, uncertainties and other factors (including without limitation those which are referable to general market or economic conditions, regulatory changes, geopolitical tensions such as the Russia-Ukraine war, the impact of the Covid-19 pandemic or as a result of data limitations and changes in applicable methodologies in relation to ESG related matters).

Any such forward-looking statements are based on the beliefs, expectations and opinions of the Group at the date the statements are made, and the Group does not assume, and hereby disclaims, any obligation or duty to update, revise or supplement them if circumstances or management's beliefs, expectations or opinions should change. For these reasons, recipients should not place reliance on, and are cautioned about relying on, any forward-looking statements. No representations or warranties, expressed or implied, are given by or on behalf of the Group as to the achievement or reasonableness of any projections, estimates, forecasts, targets, commitments, ambitions, prospects or returns contained herein.

Additional detailed information concerning important factors, including but not limited to ESG related factors, that could cause actual results to differ materially from this news release is available in our Annual Report and Accounts for the fiscal year ended 31 December 2022 which we expect to file with the SEC on Form 20-F on or around 22 February 2023.

17	Use of alternative performance measures

This news release contains non-IFRS measures used by management internally that constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with SEC rules and regulations ('alternative performance measures'). The primary alternative performance measures we use are presented on an 'adjusted performance' basis which is computed by adjusting reported results for the period-on-period effects of foreign currency translation differences and significant items which distort period-on-period comparisons. Significant items refers collectively to the items that management and investors would ordinarily identify and consider separately to improve the understanding of the underlying trends in the business. Reconciliations between alternative performance measures and the most directly comparable measures under IFRS are provided in our 2022 Form 20-F, when filed, which will be available at www.hsbc.com.

18	Certain defined terms

Unless the context requires otherwise, 'HSBC Holdings' means HSBC Holdings plc and 'HSBC', the 'Group', 'we', 'us' and 'our' refer to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong'. When used in the terms 'shareholders' equity' and 'total shareholders' equity', 'shareholders' means holders of HSBC Holdings ordinary shares and those preference shares and capital securities issued by HSBC Holdings classified as equity. The abbreviations '$m', '$bn' and '$tn' represent millions, billions (thousands of millions) and trillions of US dollars, respectively.

19	For further information contact:

Media Relations UK - Gillian James Telephone: +44 (0)7584 404 238 Email: pressoffice@hsbc.com UK - Kirsten Smart Telephone: +44 (0)7725 733 311 Email: pressoffice@hsbc.com	Investor Relations UK - Richard O'Connor Telephone: +44 (0) 20 7991 6590 Email: investorrelations@hsbc.com Hong Kong - Mark Phin Telephone: +852 2822 4908 Email: investorrelations@hsbc.com.hk
Hong Kong - Aman Ullah Telephone: +852 3941 1120 Email: aspmediarelations@hsbc.com.hk

20	Registered Office and Group Head Office

8 Canada Square
London E14 5HQ
United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered number 617987

Please click on the following link to view the associated data pack:

http://www.rns-pdf.londonstockexchange.com/rns/5034Q_1-2023-2-20.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 21 February 2023